March 22, 2019
Renee M. Hardt
Shareholder
+1 312 609 7616
rhardt@vedderprice.com
Via EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Touchstone Funds Group Trust (File No. 811-08104) (the “Registrant”)
Registration Statement on Form N-14
To the Commission:
On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of shares of beneficial interest in connection with the reorganization of Touchstone Merger Arbitrage Fund into Touchstone Arbitrage Fund, each a series of the Registrant.
Please contact the undersigned at (312) 609-7616 if you have any questions or comments regarding the filing.

Very truly yours, /s/ Renee M. Hardt Renee M. Hardt

Enclosures